                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                Amendment No. 1
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                    Wilshire Financial Services Group Inc.
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                               (Name of Issuer)

                             Common Stock, par value
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                                $0.01 per share

                        (Title of Class of Securities)

                                   971867106
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                                (CUSIP Number)

                   Wilshire Real Estate Investment Trust Inc.
                            1776 S.W. Madison Street
                             Portland, Oregon 97205
                                 (503) 223-5600

                                 with a copy to:
                            Daniel E. Titelbaum, Esq.
                         Heller Ehrman White & McAuliffe
                333 Bush Street, San Francisco, California 94104
                                 (415) 772-6000
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 18, 1999
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             (Date of Event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
 .

                         (Continued on following pages)

                              (Page 1 of 9 pages)
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                                  SCHEDULE 13D
------------------------                              --------------------------
CUSIP No. 971867106                                    Page  2  of   9    Pages
          ---------                                         ---     ---
------------------------                              --------------------------

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Wilshire Real Estate Investment Trust Inc.
           EIN: 52-2081138

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2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [X]
                                                                        (b) [_]
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3          SEC USE ONLY
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4          SOURCE OF FUNDS*
           OO
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5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) OR 2(e)                                            [_]
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6          CITIZENSHIP OR PLACE OR ORGANIZATION
           Maryland
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                     7  SOLE VOTING POWER
                        None
                     -----------------------------------------------------------
NUMBER OF SHARES     8  SHARED VOTING POWER
BENEFICIALLY OWNED      2,874,791
                     -----------------------------------------------------------
BY EACH REPORTING    9  SOLE DISPOSITIVE POWER
PERSON WITH             None
                     -----------------------------------------------------------
                     10 SHARED DISPOSITIVE POWER
                        2,874,791
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11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           2,874,791
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12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*
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13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
           14.35%
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14         TYPE OF REPORTING PERSON*

           CO
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 *SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,
          RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                        AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

-------------------                                      -----------------------
CUSIP No. 971867106                                      Page   3  of  9   Pages
          ---------                                           ----    ----
-------------------                                      -----------------------

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1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Wilshire Real Estate Partnership, L.P.
           EIN: 93-1236269
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2          CHECK THE APPROPRIATE BOX, IF A MEMBER OF A GROUP*
                                                                        (a) [_]
                                                                        (b) [_]
--------------------------------------------------------------------------------
3          SEC USE ONLY

--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OR ORGANIZATION

          Delaware
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                         7  SOLE VOTING POWER
                            None
                         -------------------------------------------------------
NUMBER OF SHARES         8  SHARED VOTING POWER
BENEFICIALLY OWNED          2,874,791
                         -------------------------------------------------------
BY EACH REPORTING        9  SOLE DISPOSITIVE POWER
PERSON WITH                 None

                         10 SHARED DISPOSITIVE POWER
                            2,874,791
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,874,791
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.35%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*

          PN
--------------------------------------------------------------------------------

  *SEE INSTRUCTIONS BEFORE FILLING OUT!  INCLUDE BOTH SIDES OF THE COVER PAGE,
          RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE,
                         AND THE SIGNATURE ATTESTATION.

                                  INTRODUCTION

     The Reporting Persons herein named hereby file this Amendment No. 1 to the Statement on Schedule 13D filed by the Reporting Persons on June 10, 1999 (the "Statement") in respect of shares of Common Stock Wilshire Financial Services Group Inc. Defined terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

      Only those Items amended are reported herein.

Item 4.  Purpose of Transaction

      Item 4 is amended by adding the following paragraph:

      WREI has forwarded a letter to the directors of the Issuer and certain shareholders of the Issuer outlining concerns about the influence WREI believes that such shareholders are exerting over the Issuer. The letter also addresses certain concerns WREI has relating to the management agreement between WREI and Wilshire Realty Services Corporation, a subsidiary of the Issuer, and other matters of concern to WREI. A copy of the letter is attached hereto as Exhibit 4(2).

Item 7.  Material to Be Filed as Exhibits

      Item 7 is amended by adding the following:

      Exhibit 4(2): Letter to the board of directors and certain shareholders of the Issuer dated June 18, 1999.

                                   SIGNATURE


      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  June 18, 1999         Wilshire Real Estate Investment Trust Inc.


                              By: /s/ Andrew A. Wiederhorn
                                 -----------------------------------------
                                      Andrew A. Wiederhorn
                                      Title:  Chief Executive Officer



                              Wilshire Real Estate Partnership, L.P.

                              By:       Wilshire Real Estate Investment Trust
Inc.
                              Its:      General Partner


                              By: /s/ Andrew A. Wiederhorn
                                 -----------------------------------------
                                      Andrew A. Wiederhorn
                                      Title:  Chief Executive Officer

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                                List of Exhibits
                                ----------------


Exhibit No.                     Description                                              Page
-----------                     -----------                                              ----
  4(2)                          Letter to the board of directors and                      7
                                certain shareholders of the Issuer dated
                                June 18, 1999